CUSIP No. N62509 109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NewAmsterdam Pharma Company N.V.

(Name of Issuer)

Ordinary Shares, Nominal value €0.12 per share

(Title of Class of Securities)

N62509 109

(CUSIP Number)

Forbion Capital Partners

Gooimeer 2-35

1411 DC Naarden

The Netherlands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion Capital Fund IV Coöperatief U.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,629,279
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,629,279

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,629,279
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 92,385,872 shares of the Issuer’s Ordinary Shares outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024.

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion IV Management B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,629,279
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,629,279

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,629,279
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 92,385,872 shares of the Issuer’s Ordinary Shares outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024.

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion Growth Opportunities Fund I Coöperatief U.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,191,284
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,191,284

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,191,284
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 92,385,872 shares of the Issuer’s Ordinary Shares outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024.

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion Growth Management B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,191,284
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,191,284

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,191,284
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 92,385,872 shares of the Issuer’s Ordinary Shares outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024.

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ForGrowth NAP B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,820,563
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,820,563

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,820,563
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 92,385,872 shares of the Issuer’s Ordinary Shares outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024.

CUSIP No. N62509 109

SCHEDULE 13D

Explanatory Statement

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed on June 30, 2023, as amended from time to time (the “Schedule 13D”) relating to the ordinary shares (the “Ordinary Shares”), nominal value €0.12 per share, of NewAmsterdam Pharma Company N.V., a public limited liability company (naamloze vennotschap) incorporated under the laws of the Netherlands (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background:

Item 2 of the Schedule 13D is hereby amended and restated as follows:

The Schedule 13D is being jointly filed by:

(i) Forbion Capital Fund IV Coöperatief U.A., a Dutch co-operative association (“Forbion IV”);

(ii) Forbion IV Management B.V., a Dutch private company with limited liability (“Forbion IV Management”), the sole director of Forbion IV;

(iii) Forbion Growth Opportunities Fund I Coöperatief U.A., a Dutch co-operative association (“Forbion Growth I”);

(iv) Forbion Growth Management B.V., a Dutch private company with limited liability (“Forbion Growth Management”), the sole director of Forbion Growth I;

(v) ForGrowth NAP B.V., a Dutch private company with limited liability (“ForGrowth”);

The foregoing parties are sometimes referred to collectively herein as the “Reporting Persons”.

The Ordinary Shares that may be deemed to be beneficially owned by Forbion Growth I and Forbion IV are held through ForGrowth. ForGrowth is a joint investment vehicle wholly owned by Forbion Growth I and Forbion IV.

The Ordinary Shares that may be deemed to be beneficially owned by Forbion IV, Forbion Growth I and ForGrowth are held partially through NAP PoolCo B.V. (“PoolCo”). PoolCo is a Dutch limited liability company that holds Ordinary Shares on behalf of its shareholders. The governing documents of PoolCo vest voting and investment control over the Ordinary Shares held by PoolCo in PoolCo’s shareholders and, as a result, PoolCo disclaims beneficial ownership of such Ordinary Shares.

The Business address and principal office address of the Reporting Persons is Gooimeer 2-35, 1411 DC Naarden, The Netherlands. The principal business of each of the Reporting Persons is capital investing on behalf of its investors.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. N62509 109

Item 5.	Interest in Securities of the Issuer:

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) (i) Forbion Growth I may be deemed to beneficially own 5,191,284 Ordinary Shares held through ForGrowth, representing approximately 5.6% of the outstanding Ordinary Shares, (ii) Forbion IV may be deemed to beneficially own 6,629,279 Ordinary Shares held through ForGrowth, representing approximately 7.2% of the of the outstanding Ordinary Shares and (iii) ForGrowth may be deemed to beneficially own 11,820,563 Ordinary Shares, including an aggregate of 11,168,390 Ordinary Shares allocable to Forbion Growth I and Forbion IV through ForGrowth’s interest in PoolCo.

Forbion Growth Management may be deemed to beneficially own the Ordinary Shares that may be deemed to be beneficially owned by Forbion Growth I, and Forbion IV Management may be deemed to beneficially own the Ordinary Shares that may be deemed to be beneficially owned by Forbion IV.

The percentage of the outstanding Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons is based on 92,385,872 shares of the Issuer’s Ordinary Shares, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024.

(c) On November 13, 2024, PoolCo sold an aggregate of 1,066 Ordinary Shares at an average price per share of $25.0043. The sales were effected on the open market. Of the 1,066 Ordinary Shares sold by PoolCo, 598 were sold on behalf for Forbion IV and 468 were sold on behalf of Forbion Growth I.

On November 14, 2024, PoolCo sold an aggregate of 9,832 Ordinary Shares at an average price per share of $25.0057. The sales were effected on the open market. Of the 9,832 Ordinary Shares sold by PoolCo, 5,514 were sold on behalf for Forbion IV and 4,318 were sold on behalf of Forbion Growth I.

Except as otherwise set forth in this Item 5(c), none of the Reporting Persons have effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

Item 7.	Material to Be Filed as Exhibits:

Exhibit 99.7	Joint Filing Agreement (filed herewith).

CUSIP No. N62509 109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2024

FORBION CAPITAL FUND IV COÖPERATIEF U.A.

By:	Forbion IV Management B.V., its director

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ G.J. Mulder
Name: V. van Houten and G.J. Mulder
Title: Directors

FORBION IV MANAGEMENT B.V.

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ G.J. Mulder
Name: V. van Houten and G.J. Mulder
Title: Directors

FORBION GROWTH OPPORTUNITIES FUND I COÖPERATIEF U.A.

By:	Forbion Growth Management B.V., its director

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ G.J. Mulder
Name: V. van Houten and G.J. Mulder
Title: Directors

FORBION GROWTH MANAGEMENT B.V.

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ G.J. Mulder
Name: V. van Houten and G.J. Mulder
Title: Directors

FORGROWTH NAP B.V.

By: Forbion International Management B.V., its Director

By:	/s/ V. van Houten /s/ G.J. Mulder
Name: V. van Houten and G.J. Mulder
Title: Directors